SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SEVEN HUNDRED AND FOURTH MEETING

OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify for all due purposes, that on the twenty-sixth day of November of the year two thousand and fourteeLn, at 10 a.m., at the Company's Office located on Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ, the Board of Directors of Centrais Elétricas Brasileiras S.A – Eletrobras held a meeting with the Ministry of Mines and Energy by means of a videoconference. Mr. MARCIO PEREIRA ZIMMERMANN, Chairman of the Board, presided the meeting attended by board members JOSÉ DA COSTA CARVALHO NETO, JOSÉ ANTONIO CORRÊA COIMBRA, JAILSON JOSÉ MEDEIROS ALVES, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, WAGNER BITTENCOURT DE OLIVEIRA and JOÃO ANTONIO LIAN. Board member LINDEMBERG DE LIMA BEZERRA was justifiably absent. Decision: DEL-148/2014. Approval of the Strategic Plan of Eletrobras’ Companies 2015-2030. RES-775, of 11.17.2014. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in its sole discretion, endorsing the decision of the Board of Executive Officers, and embodied in the documents: • Annex: Strategic Plan of Eletrobras System 2015-2030; HAS DECIDED: 1. to approve the Strategic Plan of Eletrobras Companies 2015-2030; 2. to establish that the Strategic Planning Counseling – PGP – along with the Communication and Press Relations Office – PCC publish the document in the appropriate channels and disclose it to the other Eletrobras Companies and the staff; 3. to establish that the Strategic Planning Counselling– PGP – continue the work, unfolding this very Plan immediately into the elaboration of the Business and Management Master Plan of Eletrobras– PDNG – 2015–2019; 4. to establish that the Superintendence of Planning, Strategic Management and Sustainability – PG and the Superintendence of Communications – PC, along with all other areas involved in implementing this plan, adopt the necessary measures to comply with this Determination. With nothing further to discuss, the Chairman of the Board closed the meeting, determining the drawing up of this certificate of the Determination which, after being read and signed by me, MARIA SILVIA SAMPAIO SANT’ANNA, Secretary of the Board, who drafted it. The other determinations approved in this meeting were omitted in this certificate, for they relate to purely internal interests of the Company, legitimate caution, based on the Management's confidentiality duty, in accordance with the "caput" of Article 155 of Law 6,404 (The Corporation Law), standing therefore outside the scope of the rule contained in paragraph 1 of Article 142 of the aforementioned Law.

Brasília, 26 November 2014.

MARIA SILVIA SAMPAIO SANT’ANNA
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.